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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Five Star Products, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
33831M107
(CUSIP Number)
S. Leslie Flegel
1415 Panther Lane Suite 159. Naples, Florida 34109
Tel: 239 591-6222 (Direct)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS: S. Leslie Flegel

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		3,200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Based on 14,396,077 shares of Five Star Products, Inc. issued and outstanding as of November 14, 2006.

ITEM 1. SECURITY AND ISSUER.
The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the “Common Stock”), of Five Star Products, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604.
ITEM 2. IDENTITY AND BACKGROUND.
(a)	Name:

S. Leslie Flegel (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 1415 Panther Lane, Suite 159, Naples, FL 34109.

(c)	Present Principal Occupation and Employment:

The Reporting Person is the Chairman of the Board of Directors of the Company. The Reporting Person has served in such capacity since March 2, 2007. The principal executive offices of the Company are located at 777 Westchester Avenue, Fourth Floor, White Plains, NY 10604.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a United States citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On March 2, 2007 the Company and the Reporting Person entered into an agreement (the “Five Star Agreement”) pursuant to which the Company retained the Reporting Person to act as the Chairman of its Board of Directors. Pursuant to the terms of the Five Star Agreement, the Company issued the Reporting Person 2,000,000 shares of the Company’s common stock, par value $.01 per share (the “Five Star Shares”).
On March 2, 2007 the Reporting Person and National Patent Development Corporation, a Delaware corporation (“NPDC”), and the majority shareholder of the Company, entered into a Purchase Agreement (the “NPDC Agreement”) pursuant to which the Reporting Person purchased from NDPC 200,000 shares of NPDC’s common stock, par value $.01 per share (the “NPDC Shares”). The aggregate purchase price for the NPDC Shares was financed by the Reporting Person with personal funds. Subject to the terms of the NPDC Agreement, the Reporting Person may convert the NPDC Shares into common stock of the Company at a rate of 1:6 (the “Five Star Conversion Shares”). The conversion option is available only up to the number of shares of common stock of the Company held by NPDC at the time the conversion is elected, and furthermore, is only available unless and until NPDC no longer holds any shares of the Company’s common stock. The Reporting Person may potentially acquire a maximum of 1,200,000 shares of common stock of the Company pursuant to the NPDC Agreement.
ITEM 4. PURPOSE OF TRANSACTION.
The acquisition of the Five Star Shares and the NPDC Shares by the Reporting Person was as a result of the transactions described in Item 3. above. The Reporting Person acquired the Five Star Shares as part of the consideration granted to him by the Company for becoming the Chairman of the Company’s Board of Directors. The Reporting Person, a director of NPDC, acquired the NPDC Shares for his own personal account, and did not acquire such shares with a current view to or for the resale, distribution, subdivision or fractionalization thereof.
The Reporting Person may reevaluate his stock holdings in the Company from time to time and acquire or dispose of shares of the Company’s Common Stock for investment, estate planning or other purposes.
Except as set forth herein, the Reporting Person does have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	Aggregate Beneficial Ownership:

The Reporting Person beneficially owns the following securities of the Company:
Title of Security: Common Stock

Amount: 3,200,000*

Percentage of Class: 22.2%

* Includes 1,200,000 shares which the Reporting Person has the right to acquire pursuant to the NPDC Agreement. See Item 3. above.
(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of the securities reported for the Reporting Person.

(c)	Transactions Effected During the Past 60 Days:

See Item 3. above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
See Item 3. above.
The Five Star Agreement and the NPDC Agreement contain lock-up provisions restricting the Reporting Person’s ability to sell, transfer or dispose of the Five Star Shares, the NPDC Shares or the Five Star Conversion Shares during the term of each agreement (subject to certain adjustments), without the prior written consent of the Company or NPDC respectively. Furthermore, pursuant to the terms of the NPDC Agreement, the NPDC Shares are convertible into the Five Star Conversion Shares only to the extent that NPDC holds shares of the Company’s common stock, and the NPDC Shares will no longer be convertible into Five Star Conversion Shares if and when NPDC no longer holds any shares of the Company’s common stock.
In connection with the Five Star Agreement and the NPDC Agreement, on March 2, 2007 the Reporting Person entered into registration rights agreements with each of the Company and NPDC (the “Registration Rights Agreements”). Each of the Registration Rights Agreements grants the Reporting Person certain demand and “piggy-back” registration rights with respect to the Five Star Shares and the NPDC Shares, respectively, subject to the terms, conditions and restrictions of each agreement.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1.	Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and Leslie Flegel. Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.

2.	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and Leslie Flegel. Incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.

3.	Purchase Agreement, dated as of March 2, 2007, between National Patent Development Corporation and Leslie Flegel. Incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.

4.	Registration Rights Agreement, dated as of March 2, 2007, between National Patent Development Corporation and Leslie Flegel. Incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2007

Date

/s/ S. Leslie Flegel

Signature

S. Leslie Flegel

Name/Title